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                                                       Exhibit No. EX-99.h.2.d


                      AMENDMENT TO TRANSFER AGENT AGREEMENT

THIS AMENDMENT, dated as of October 1, 2003 amends that certain Transfer Agent Agreement dated August 27, 1999, as may be amended from time to time, (the "Agreement") by and between Jacob Internet Fund Inc., a Maryland corporation (the "Fund") and U.S. Bancorp Fund Services, LLC, a Delaware limited liability company (formerly, Firstar Mutual Fund Services, LLC) (the "Transfer Agent").

WHEREAS, the Bank Secrecy Act of 1970 and Title III of the USA PATRIOT Act of 2001 (the "USA Patriot Act") and the implementing regulations thereunder require the Fund to develop and implement anti-money laundering and customer identification programs;

WHEREAS, the Transfer Agent has developed and implemented certain anti-money laundering policies and procedures, shareholder activity monitoring procedures and a customer identification program (collectively, the "AML Procedures");

WHEREAS, the Transfer Agent has represented to the Fund that the AML Procedures are reasonably designed to: (i) detect, deter and report suspected money laundering activity; and (ii) comply with the provisions of the Bank Secrecy Act of 1970 and the USA PATRIOT Act of 2002 and the implementing regulations thereunder that may be applicable to the Fund (the "AML Laws and Regulations");

WHEREAS, the AML Laws and Regulations permit the Fund to delegate the implementation and operation of the Fund's anti-money laundering and customer identification programs to a service provider, such as the Transfer Agent; and

WHEREAS, the Fund desires to contractually delegate to the Transfer Agent the responsibility for implementation of the Fund's anti-money laundering procedures and the Transfer Agent desires to implement the AML Procedures on behalf of the Fund and each of its separate series, if any.

NOW THEREFORE, the parties agree, and the Agreement is hereby amended, as follows:

     1. The Transfer Agent represents and warrants to the Fund that the AML Procedures are reasonably designed to: (i) detect and report suspected money laundering activity; and (ii) comply with the AML Laws and Regulations that may be applicable to the Fund.

     2. The Fund represents that it has had an opportunity to review, consider and comment upon the AML Procedures.

     3. The Fund and the Transfer Agent each acknowledge that the AML Procedures, when fully and properly enforced by Transfer Agent, are critical to preventing the Fund from being used for money laundering or the financing of terrorist activities and that the Fund is primarily relying Transfer Agent and the AML Procedures to detect and report any suspected money laundering activity that may occur within the Fund and to ensure the Fund's compliance with the AML Laws and Regulations.




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     4.   In accordance with the above representations, the Transfer Agent agrees to:

          (a) Implement the AML Procedures on behalf of the Fund and each of its separate series, if any;

          (b) Take all reasonable measures to ensure that the AML Procedures, as implemented by the Transfer Agent on behalf of the Fund, are reasonably designed to: (i) detect and report suspected money laundering activity; and (ii) achieve compliance with the AML Laws and Regulations with respect to the Fund and each of its separate series, if any;

          (c) Amend the AML Procedures from time to time to ensure the AML Procedures fully satisfy the various regulatory requirements under the AML Laws and Regulations as may be applicable to the Fund;

          (d) Develop and implement a customer identification program that fully complies with the regulatory requirements established pursuant to Rule 0-11 under the Investment Company Act of 1940, as amended, and 31 CFR 'SS' 103.131, as applicable to the Fund;

          (e) Provide to the Fund prompt written notification of any transaction or combination of transactions that Transfer Agent reasonably believes may involve money laundering activity in connection with the Fund or any shareholder of the Fund;

          (f) Provide to the Fund prompt written notification of any customer(s) that Transfer Agent reasonably believes to be engaged in money laundering activity, provided that the Fund agrees not to communicate this information to the customer;

          (g) Provide to the Fund prompt written notification of any other activity involving the Fund, whether related to an existing shareholder, a potential investor, or otherwise, that Transfer Agent reasonably believes may warrant a submission of a "suspicious activity report," as generally defined and construed under the AML Laws and Regulations;

          (h) Provide to the Fund prompt reports received by Transfer Agent from any government agency or applicable industry self-regulatory organization pertaining to Transfer Agent's anti-money laundering monitoring on behalf of the Fund to the extent permitted by law;

          (i) Provide to the Fund prompt written notification of any action taken in response to anti-money laundering violations as described above to the extent permitted by law; and

          (j) Provide to the Fund a summary report regarding the audit conducted by Transfer Agent or its designee of the AML Procedures, as required under the AML Laws and Regulations. Transfer Agent shall provide such other reports




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               on the AML Procedures conducted as may be mutually agreed to from time to time by Transfer Agent and the Fund.

     5. Maintain and safeguard all documents, information and data relating to the AML Program implemented on behalf of the Fund in accordance with the AML Laws and Regulations, including, at a minimum: (i) the information required to be maintained pursuant to Section 352 of the USA Patriot Act and any implementing regulations thereunder; and (ii) the information required to be maintained under 31 CFR 'SS'
          103.131.

     6. Transfer Agent shall permit federal regulators to: (i) access such information and records maintained by Transfer Agent that relate to Transfer Agent's implementation of the AML Procedures on behalf of the Fund and each of its separate series, if any; and (ii) inspect Transfer Agent's implementation of the AML Procedures on behalf of the Fund and each of its series, if any.

IN WITNESS HEREOF, the undersigned have executed this Amendment as of the date and year first above written.

JACOB INTERNET FUND INC.                      U.S. BANCORP FUND SERVICES, LLC


By: /s/ Ryan Jacob                            By: /s/ Joseph C. Neuberger
    -------------------------                    -------------------------------
Name: Ryan Jacob                              Name: Joseph C. Neuberger
Title: Chairman                               Title: SVP